Exhibit 99.1

Reports Regarding a Potential Strategic Transaction

Following recent reports on a possible business combination between Groupe PSA and FCA Group, Fiat Chrysler Automobiles N.V. (“FCA”, NYSE: FCAU /MTA: FCA), confirms there are ongoing discussions aimed at creating one of the world‘s leading mobility Groups. FCA has nothing further to add at this time.

London, 30 October 2019

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